Lightspeed Announces Fiscal Third Quarter 2026 Financial Results Conference Call

01/08/2026

MONTREAL, January 8, 2026 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) | (TSX: LSPD) ("Lightspeed" or the "Company"), the unified omnichannel platform powering ambitious retail and hospitality businesses in over 100 countries, today announced it will report third quarter 2026 financial results before the market open on Thursday, February 5, 2026. Management will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 5, 2026.

Lightspeed Third Quarter 2026 Financial Results Conference Call
When: Thursday, February 5, 2026
Time: 8:00 am ET
Live Call Registration: https://registrations.events/direct/Q4I7431668022368771803970000
Replay: (800) 770-2030 (US/Canada Toll-Free) or (647) 362-9199 (International). Conference ID 74316. (The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on February 12, 2026).
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the telephonic version of the call in advance by visiting https://registrations.events/direct/Q4I7431668022368771803970000. After registering, instructions will be shared by email on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed
Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X
Investor relations: Gus Papageorgiou, investorrelations@lightspeedhq.com